Exhibit 99.1

2018-09-25

PRESS RELEASE

 Annual General Meeting of Oasmia Pharmaceutical AB (publ) held on 25 September 2018

Oasmia Pharmaceutical AB (publ) held its annual general meeting on Tuesday 25 September 2018. The following main resolutions were passed at the meeting.

Adoption of balance sheets and profit and loss accounts

It was resolved to adopt the profit and loss account and balance sheet, as well as the consolidated profit and loss account and consolidated balance sheet for the financial year 2017/2018.

Allocation regarding the Company’s result

It was resolved, in accordance with the board’s proposal, that no dividend be paid and that the share premium reserve SEK 1,232,603,020, the accumulated result SEK minus 808,607,126 and the result for the year SEK minus 118,963,649, in total SEK 305,032,245, will be carried forward.

Discharge from liability

The meeting discharged the directors and the CEO from liability towards the Company for the financial year 2017/2018.

Board and auditors

It was resolved, in accordance with the nomination committee’s proposal, that the board unchanged be composed of five directors with no alternates.

It was resolved, in accordance with the nomination committee's proposal, to re-elect Julian Aleksov, Lars Bergkvist, Bo Cederstrand, Alexander Kotsinas and Per Langö as directors. Julian Aleksov was re-elected Chairman of the board.

It was resolved, in accordance with the nomination committee’s proposal, that board members unchanged shall receive remuneration of SEK 150,000 per year, except for the Chair who unchanged shall receive remuneration of SEK 300,000 per year. However, board members who receive salary or other remuneration from the company shall not receive board fees.

It was resolved, in accordance with the nomination committee’s proposal, to elect the registered audit company PricewaterhouseCoopers AB (PWC) as auditor and that fees will be paid to the auditor on approved account. PWC has notified that authorised public accountant Johan Engstam will be appointed auditor-in-charge.

Nomination committee

It was resolved, in accordance with the nomination committee’s proposal, to adopt principles for the appointment of the nomination committee. The resolution essentially included the following.

A nomination committee shall be appointed for the period until a new nomination committee has been appointed to prepare and submit proposals for the shareholders at the annual general meeting in 2019 concerning: Chairman of the meeting, number of board members, election of board of directors and Chairman of the board, remuneration of directors, election of auditor, auditor’s fees, and other questions that may be placed on the nomination committee according to the Swedish Code of Corporate Governance.

The nomination committee shall consist of three members, who shall be appointed as follows.

Before the end of the third quarter of the financial year the Chairman of the board shall contact the two major shareholders of the company, who shall then appoint one member each to the nomination committee. If any of the two major shareholders refrain from appointing a member, the Chairman of the board shall invite the third largest shareholder to appoint one member. The analysis of the ownership shall be based on the list of registered shareholders, kept by Euroclear Sweden AB, as of 31 December, and on any other circumstances known to the Chairman of the board. If a member resigns from the nomination committee before the nomination committee's assignment is completed, the shareholder who appointed the departing member shall elect a replacement. Should any significant change in share ownership occur after the nomination committee has been established, the Chairman of the board shall hold dialogue with the major shareholders regarding any potential change in the composition of the nomination committee. The Chairman of the board shall be one of the members of the nomination committee. Unless the members of the nomination committee agree otherwise, the member representing the largest shareholder in the vote shall be elected Chairman of the nomination committee.

No remuneration is paid to members of the nomination committee. However, the nomination committee is entitled to charge the company with reasonable costs for the execution of the assignment.

Guidelines for remuneration to executive management

It was resolved at the meeting to adopt the guidelines for remuneration to senior executive management as proposed by the board. The resolution essentially included the following.

Remuneration to senior executives shall consist of fixed salary, pension allocations and health insurance. In the event of termination on the part of the company, the period of notice for the Chief Executive Officer shall be no more than 12 months. In the event of termination on the part of the Chief Executive Officer, the period of notice shall be no more than three months. For other people in the company management, the period of notice shall normally be six months if termination is initiated by the company, and three months if termination is initiated by the employee. No special severance pay shall be paid. A decision regarding any shares and share price-related incentive programs aimed at people in the company management shall be made by the general meeting.

Issue authorization

The general meeting resolved, in accordance with the board’s proposal, to authorize the board to, on one or several occasions during the period up until the next annual general meeting, resolve on an issue of shares, warrants and/or convertible instruments. The board shall be authorized to adopt decisions on an issue of shares, warrants and/or convertible instruments with or without deviation from the shareholders’ pre-emption rights. The issue resolution may be an issue in kind or an issue by way of set-off and/or on such terms and conditions as referred to in Chapter 2, Section 5, second paragraph, points 1-3 and 5, of the Swedish Companies Act. The new shares, warrants and/or convertible instruments shall, in the event of a deviation from the shareholders’ pre-emption rights, be issued at a subscription price based on the share price at the time of the issue (or in case of warrants or convertibles, with the share price as basis for a market valuation), decreased by any discount in line with market practice that the board deems necessary. All other terms are decided by the board but shall be in line with market practice. A maximum of 62 million shares may be issued under the authorization (including any new shares following the exercise or conversion of warrants and convertible bonds issued under the authorization).

For more information, please contact

Mikael Asp, CEO

Phone: +46 18 - 50 54 40

E-mail: mikael.asp@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 15.00 CET on September 25, 2018.